Exhibit (a)(4)

OFFER TO PURCHASE FOR CASH
BY
LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
OF
UP TO 2,040,816 SHARES OF COMMON STOCK
AT A PURCHASE PRICE OF $9.80 PER SHARE

The Offer, Proration Period and Withdrawal Rights will expire at 12:00 midnight, Eastern Standard Time, on December 1, 2011, unless the offer is extended.

October 3, 2011

To Custodians:

We have been appointed by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Trust”), to act as Depositary in connection with its offer to purchase for cash up to 2,040,816 shares of its common stock, $0.01 par value per share, at a price of $9.80 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. All references to the shares shall refer to the shares of common stock of the Trust.

Enclosed with this letter are copies of the following documents:

1.  Offer to Purchase dated October 3, 2011;

2.  Letter of Transmittal, for your use in accepting the Offer and tendering shares of the Trust and for the information of your clients;

3.  A form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.  Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver all required documents to the Depositary before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

5.  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.  Return envelope addressed to DST Systems, Inc., as the Depositary.

Certain conditions to the Offer are described in Section 12 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, Eastern Standard Time, on December 1, 2011, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Trust will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Trust will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Trust will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

Questions and requests for additional copies of the enclosed materials may be directed to ICON Investments, Attn: Denise Kerrigan, 100 Grossman Drive, Suite 301, Braintree, MA 02184, Toll Free: (877) 304-4733, Fax: (781) 380-8788.

Very truly yours,

DST SYSTEMS, INC.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Trust, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.